

November 5, 2014

<u>Via E-mail</u>
Mr. Ramon Fernandez
Chief Financial Officer/
Chief Strategy Officer
Orange
78 rue Olivier de Serres
75015 Paris, France

  Re: Orange
    Form 20-F for Fiscal Year Ended December 31, 2013
    Filed April 30, 2014
    File No. 001-14712

Dear Mr. Fernandez:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Robert S. Littlepage, for

      Larry Spirgel
      Assistant Director